ARC PROPERTIES OPERATING PARTNERSHIP, L.P.

405 Park Avenue, 15th Floor

New York, New York 10022

September 10, 2014

VIA ELECTRONIC TRANSMISSION

Tom Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	ARC Properties Operating Partnership, L.P.
Registration Statement on Form S-4
Filed July 31, 2014
File No. 333-197780

Dear Mr. Kluck:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, ARC Properties Operating Partnership, L.P. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4, File No. 333-197780 (the “Registration Statement”) so that it may become effective at 4 pm Eastern Time on Friday, September 12, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

(a) should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c) it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ARC PROPERTIES OPERATING PARTNERSHIP, L.P.

By:	American Realty Capital Properties, Inc., its sole general partner,
By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer and Chairman

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer and Chairman